SECURITIES AND EXCHANGE C

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FEB 29 2008

DIVISION OF MARKET REGULATION

08030629

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ANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

OFFICIAL SEAL
EVELYN M. WACHAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/17/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vision Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 North River Road, 8th Floor
(No. and Street)

Rosemont	**Illinois**	**60018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kevin R. Osborn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vision Investment Services, Inc.**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
EVELYN M WACHAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/17/11

Kevin R. Osborn
Signature

VP, CCO
Title

Evelyn M. Wachal
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Vision Investment Services, Inc.
Rosemont, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. and subsidiaries (collectively, the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provide a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. and subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 22, 2008

Vision Investment Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	885,398
Deposits with clearing broker-dealer		110,000
Receivable from broker-dealer		1,368,817
Commissions receivable		93,615
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $109,731		77,896
Other assets		95,872
Total assets	$	2,631,598
Liabilities and Stockholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	327,205
Income taxes payable to parent		280,801
Commissions payable		8,653
Total liabilities		616,659
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 100 shares		1,000
Additional paid-in capital		2,013,939
Accumulated deficit		-
Total stockholder's equity		2,014,939
Total liabilities and stockholder's equity	$	2,631,598

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Organization and Significant Accounting Policies

Vision Investment Services, Inc. and subsidiaries (collectively, the "Company") is a wholly owned indirect subsidiary of MB Financial, Inc. (the "Parent").

Vision Investment Services, Inc., a registered broker-dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Vision Investment Services, Inc. and its wholly owned subsidiary, Vision Insurance Services, Inc., are both insurance entities that sell annuities and insurance policies. Vision Asset Management, Inc., Vision Investment Services, Inc.'s other wholly owned subsidiary, is a registered investment advisor under the Investment Advisors Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Basis of consolidation: The Company's consolidated financial statements include all accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at several financial institutions (the Parent's offices as well as a third party bank). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Cash and cash equivalents: Cash on deposit and in money market funds and highly liquid investments with original maturity of three months or less are considered cash and cash equivalents.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis using estimated useful lives of the related assets. The useful lives of all furniture, equipment and leasehold improvements range from 2 to 7 years. Depreciation expense is recorded in occupancy and equipment expense in the consolidated statement of operations.

Note 1. Nature of Organization and Significant Accounting Policies (continued)

Income taxes: The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Stock-based compensation: The Company accounts for its equity awards in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("Statement 123(R)"). Statement 123(R) requires public companies to recognize compensation expense related to stock-based equity awards in their income statements. The Company participates in the Parent's Omnibus Incentive Plan.

Other income: Other income mainly consists of reimbursements from financial institutions for costs associated with certain software applications and interest income.

Recent accounting pronouncements: On July 13, 2006, the FASB issued FASB interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 by the Company on January 1, 2007 did not have a material effect on its consolidated financial statements.

On December 4, 2007, the FASB issued FASB Statement No. 141R, *Business Combinations* ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations. Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

- acquisition costs will be generally expensed as incurred;
- noncontrolling interests (formerly known as "minority interests") will be valued at fair value at the acquisition date;
- acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;
- the acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business that are measured at their acquisition-date fair value;
- restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and
- changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently evaluating the provisions of SFAS 141R and its potential effect on its financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (continued)

On December 4, 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently evaluating the provisions of SFAS 160 and its potential effect on its financial statements.

On February 15, 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (*a*) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (*b*) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements.* The Company did not elect early adoption, and does not believe that the adoption of SFAS No. 159 will have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on January 1, 2008. Management does not believe that the adoption of SFAS No. 157 will have a material impact on the Company's financial statements.

Note 2. Related Party Transactions and Income Taxes

The Company maintains operating cash accounts at the Parent. At December 31, 2007, the Company had $885,198 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider. The Company remits payment directly to the payroll service provider for its payroll.

At December 31, 2007, there was a net tax payable to the Parent of $280,801 included in income taxes payable to parent on the consolidated statement of financial condition.

Note 3. Deposit With Clearing Broker and Receivable from Broker-Dealer

The Company has a clearing agreement with Pershing LLC ("Pershing"). Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains two deposits with Pershing of $110,000, which are included with deposits with clearing broker-dealer in the consolidated statement of financial condition. The Company also maintains two money market accounts with Pershing. These accounts had a balance of $1,368,817 at December 31, 2007.

Note 4. Benefit Plans

The Company participates in the Parent's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions for 100% of the first 2% and 50% of the next 2% of participants' contributions. The Company may also make discretionary contributions. The 2007 401(k) plan contribution was $65,000, which is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition.

Note 5. Commitments and Contingent Liabilities

The Company rents its office space from its Parent on a month-to-month basis.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Vision Insurance Services, Inc.	Vision Asset Management, Inc.	Total
Total assets - cash	$ 25,000	$ 70,000	$ 95,000
Total liabilities	-	-	-
Total stockholder's equity	$ 25,000	$ 70,000	$ 95,000

The Company computes its net capital on an unconsolidated basis. The stockholder's equity of the consolidated subsidiaries of $95,000 is excluded in computing the Company's net capital under rule 15c3-1.

Note 7. Off-Balance Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with its Parent. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2007 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

Note 8. Stock-Based Compensation

The Company participates in the Parent's Omnibus Incentive Plan (the "Omnibus Plan") which was established in 1997 and was subsequently modified. The Omnibus Plan as modified reserves 6,000,000 shares of common stock for issuance to select employees of the Parent or any of its subsidiaries. A grant under the Omnibus Plan may be options intended to be incentive stock options ("ISO"), non-qualified stock options ("NQSO"), stock appreciation rights or restricted stock. The Organization and Compensation Committee, appointed by the Board of Directors of the Parent, administers the Omnibus Plan.

There were 3,651 outstanding options under the Omnibus Plan related to the Company as of December 31, 2007. All of the outstanding options vest after a period of four years from their grant date. There were no stock appreciation rights outstanding as of December 31, 2007. There were 345 shares of restricted stock outstanding under the Omnibus Plan related to the Company at December 31, 2007. The restricted shares vest over a one- to three-year period. The Company recognized a reduction of approximately $24,000 in compensation expense related to stock based grants, net of forfeitures, during 2007.

Note 8. Stock-Based Compensation (continued)

The following table provides information about options outstanding for the year ended December 31, 2007:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	19,979	$ 34.87
Granted	2,262	32.89
Exercised	(600)	26.89
Forfeited	(17,990)	34.93
Outstanding at end of year	3,651	$ 34.63
Exercisable at end of year	-	$ -
Weighted average fair value per option of options granted during the year	$ 6.76	

The following table provides information about restricted stock outstanding for the year ended December 31, 2007:

	Number of Shares	Weighted Average Grant Date Fair Value
Shares outstanding at December 31, 2006 *	3,008	$ 37.33
Granted	205	32.89
Vested	(225)	32.98
Forfeited	(2,643)	37.44
Shares outstanding at December 31, 2007	345	$ 34.76

* Includes 35 shares previously reported under the Parent Company.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $1,565,394, which was $1,515,394 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.37 to 1.

Note 10. Restructuring of Business

During 2007, the Company sold its third-party brokerage business. The Company's third party brokerage business provided brokerage services to unaffiliated banks. The sale of the third party business allows the Company to better focus on growing its brokerage services to Parent Company customers.

END